Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Companion CBD, Inc.
14870 N Northsight Blvd
Scottsdale, AZ 85260
companioncbd.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Companion CBD, Inc.
Address: 14870 N Northsight Blvd, Scottsdale, AZ 85260
State of Incorporation: DE
Date Incorporated: June 20, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

Perks* and Investment Bonuses

Early Bird

First 48 hours - 10% bonus shares

Next 5 days - 5% bonus shares

Volume

$500+ (Access to Owners group where you get early access to products, new releases and early feedback

$1,000 (100 in store credit)

$2,500+ (5% bonus shares + and $250 in store credit)

$5,000+ (10% bonus shares and $500 in store credit)

$20,000+ (15% bonus shares + $1,000 in store credit)

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

CompanionCBD will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 500 shares of Common Stock at $5 / share, you will receive 50 bonus shares of Common Stock, meaning you'll own 550 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We manufacture the highest quality CBD based products for the pet industry. Our products are designed using an evidence-based approach, incorporating the latest scientific evidence and clinician experience.

Our products were created to improve the veternarians abilty to manage many different conditions with or without the use of pharmaceutical agents. Our comprehensive approach to the formulations is unique, we integrate additonal supplements that have been clearly shown to have a positve impact on the management of many chronic conditions.

We believe that we are the only veterinarian-owned CBD manufacturer, and the first to have RACE aprreoved continuing education available for veterinarains and staff. Over 500 veterinarians have trained on these CE courses.

Our products are proudly produced from 100% USA- grown help, they are THC free and manufactured in a cGMP/FDA -certified facility, that is also under the supervision of the National Animal Supplement Council, to ensure quality and safety.

We have been selling products since late 2018. Our customers are veterinary hospitals, private pet owners and retail markets: CBD

stores, dispensaries and other retail outlets.

CBD is just the beginning of our journey. The science behind the phytocannabinoids will allow us to develop customized CBD-based product lines for patients with specific conditions using other evidence-based supplements. Our products evolve as the science of CBD and the phytocannabinoids evolve. Our goal is to produce product lines that take the most complete approach to managing a variety of challenging medical conditions with minimal effort from the pet owner and maximal result for the pet and owner alike. Our next product launch (Equine) is scheduled for Jan. 2020.

Competitors and Industry

Competitors:

ElleVet Sciences, RX Vitamin's, NutraMax, many online retailers, not pet specific.

The industry landscape is primarily retail. Only a few of us sell directly to Vet hospitals. We are the only vet owned CBD manufacturer. We are also the only company that has RACE approved continuing education, in which 5000 vets have to take this CE. We are continuing to develop an educational program to better educate the public and the veterinary community on the benefits if CBD.

The industry landscape is dominated by companies producing tinctures and weakly dosed products. The guidance provided by these companies on the use of their products also tends to be random, not based on any published literature. Our product lines are formulated as soft baked chew treats and are dosing recommendations are based on the current, published literature in veterinary medicine.

We are the only vet owned CBD manufacturer. We are also the only company that has RACE approved continuing education, in which 5000 vets have taken this CE. We are continuing to develop educational programs to better educate the public and the veterinary community on the benefits of CBD.

Current Stage and Roadmap

We have been manufacturing and distributing CBD products for the last 12 months successfully to vet hospitals across the US.

Three other pet-specific product lines soon to launch to include: equine products, a retail product line and disease-specific product for the veterinary marketplace.

Our next product lines are scheduled to launch in Q1 of 2020. Our Equine product line and our C3 product line for the companion animal market will be available to the general public and veterinary markets. The C3 line will be the first line to include CBD plus additional evidence-based supplements for the companion animal market.

The Team

Officers and Directors

Name: Brad Malin

Brad Malin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co- Founder, CEO and Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Responsible for running all aspects of the day to day business. Build team and create opportunities, build strategic partnerships and create new ideas for new products and services. Annual Salary: 85,000, Equity Ownership: 25%

Other business experience in the past three years:

- **Employer:** MB Health Partner's LLC.
  Title: Principal
  Dates of Service: January 18, 1996 - January 01, 2018
  Responsibilities: All aspects of medical device sales and distribution

Name: Josh Sosnow, DVM

Josh Sosnow, DVM's current primary role is with Sosnow Animal Hospitals, P.C.. Josh Sosnow, DVM currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Chief medical officer, CFO and Director
  Dates of Service: January 12, 2018 - Present
  Responsibilities: Product formulation, education, R&D Salary: None, Equity Ownership: 25%

Other business experience in the past three years:

- **Employer:** Sosnow Animal Hospitals, P.C.
  Title: President
  Dates of Service: August 01, 2004 - Present
  Responsibilities: Chief Medical Officer, Practicing Veterinarian

Name: Michael Barrett

Michael Barrett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, CTO, Treasurer
  Dates of Service: January 03, 2018 - Present
  Responsibilities: Day to day operations and back end software dev, design and implementation. No salary at this time. Equity Ownership: 150,000 shares

Other business experience in the past three years:

- **Employer:** We see You Solutions
  Title: Founder
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Software Development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results.

Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Companion CBD, LLC (later converted to Companion CBD Inc.) was formed on Aug. 2nd, 2018 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Companion CBD has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Companion CBD Soft Chews is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Regulatory Environment/Legal Status of CBD

The regulatory environment at the state and federal level is constantly in flux. While the sale of CBD is permissible in many states, the federal government has not definitively determined how they will regulate products containing CBD moving forward. Therefore, the investor should be advised that increased regulation of the industry by the federal government may have an adverse effect on future company sales and product development.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brad Malin	1,000,000	Common Stock	25.64
Josh Sosnow, DVM	1,000,000	Common Stock	25.64

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 3,900,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Units
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 300,000
  Use of proceeds: Manufacturing, marketing, branding, conferences, atty fees
  Date: April 04, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $360.00
  Number of Securities Sold: 3,600,000
  Use of proceeds: Converting the company from an LLC to C-Corp
  Date: November 12, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We had a soft launch of our first product line in October 2018. With the passage of the Hemp farming act of 2018, the veterinary community has slowly begun to accept CBD as a viable treatment option and has been slowly adopting it. In late 2019, we have initiated sales through the retail market. The adoption of CBD as a therapeutic agent had steadily started to gain momentum, although the early adoptors continue to purchase and sell our products on a consistant basis. The money raised thus far has been spent on product development and manufacturing, attendance at veterinary conferences, development and marketing of continuing education programs and online marketing of our product line.

Our revenue stream with the launch of the new product lines is expected to accelerate, improving cash flow and turnover of our existing inventory. Our financial statements begin to tell a story at the beginning of 2019, we have less than 1 year of financial statements, therefore a comparison of past year's performance is not possible. We have seen a consistent revenue stream from our existing business customers, and have begun to develop a retail customer base that is reordering on a recurring basis as well.

Historical results and cash flows:

Our entry into the retail market and traction in the veterinary community should significantly accelerate sales of our products lines. Therefore, we expect sales and cash flow to increase moving forward.

The most recent milestone has been working with the retail chain CBD Emporium to stock our products in their existing stores and kiosks, along with active negotiations with two other online CBD distribution partners who focus on distribution of CBD products to the general public. We anticipate adding between 5-10 new veterinary clinics as sales partners on a monthly basis beginning in December of 2019 by direct outreach to potential clinics and providing our educational platform with the products for use to train dr. and staff at the clinics.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have approx. 35K in cash on hand. Thus far due to our ongoing sales, we have not applied for a line of credit or sought out loans from shareholders. Our existing sales have allowed us to sustain operations without an infusion of new capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We view the raise through Start Engine as an opporutnity to expand our marketing efforts of our existing product lines and bring our new product lines to market. We have designed two additional product lines for the companion animal market and a product for the equine market. The raise with start negine is necessary to facilitate production of these lines and market them to our customer base.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the Start Engine platform are not necessary for the viability of the company, however the money raised from the platform will likely constitute a majority of the funds on hand. Of the total funds raised, we expect that the money raise through the platform will equal or exceed our fundraising efforts thus far.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to operate the company for 1-2 years based on our minimum raise. The money raised along with our existing and future sales will provide the capital for our growth and expansion over this period. This estimate is based on our current rate of expenditures, a significant reduction in our raw material costs, cost of future product production and marketing plans.

How long will you be able to operate the company if you raise your maximum funding goal?

If our maximum funding goal is reached our operations will likely be sustained by this raise for 3-5 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have explored the possibility of accepting a line of credit with a local bank, but have active and ongoing efforts to raise money with private angel investors.

Indebtedness

Related Party Transactions

- **Name of Entity:** Josh Sosnow, DVM
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: 25,000
  Material Terms: The money was used as a seed to initiate the creation of the company, begin development of a website, and to help raise additional funds. This was not a loan.

Valuation

Pre-Money Valuation: $3,900,000.00

Valuation Details:

Early in the formation of the company we worked with a private equity consultant to evaluate the potential market, the revenue the company would expect to generate over the first 3-5 years and the current state and valution of similar companies in the space to arrive at the pre-money valuation in June 2018.'

o Projections based on average Veterinarian opening and stocking order of s1,627 to the Distributor ($1,170 to CompanionCBD).

o Actual stocking orders to date have averaged $4,ooo. With a high of s8,ooo per Veterinarian

o Projections based on acquiring up to 49 Veterinarian clinics by year end, and 49 dispensaries by year-end

o Projections build to 1,043 Veterinarian clinics and/or dispensaries by end of Yr 5.

o There are 27,000 Veterinarians in the US. There are 11 736 legal dispensaries.

https://www.avma.org/News/JAVMANews/Pages/171101a.aspx#:~:targetText=Getting%20started,%2D%20or%20two%2Ddoctor%20practic

o The company has established 3 regional distributors after attending the first regional show. There is a 4th National Distributor interested. The company management has decided to hold off such an account until we can assure we have cash on hand to produce and properly service the volume. Such an account would expedite projections and production requirements significantly.

o Projections for future Elite Training & Recovery human product based on monthly stocking orders of one case of each dosage size.

o Projections start with only opening order for 38 store supplement chain who has long-standing relationship with Companion Sales Directors and has committed soft order. Growth projections increase to 192 stores across the US by end of Year 5.

The proforma analysis was derived to reflect the potential profitability of an investment into CompanionCBD for prospective investors. The analysis factored the size of the CBD marketplace, the cost of production and price points associated with the wholesale distribution of the products, the valuation of similar companies in the CBD space and the potential for sales directly to the veterinary community to arrive at the stated valuation.

Disclaimer:

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Except as required by law, CompanionCBD disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. This presentation contains information obtained by the company from third-parties, including but not limited to market data. The company believes such information to be accurate but has not independently verified such information. To the extent such information obtained from the third-party sources, there is a risk that the assumptions made and the conclusion drawn by the company based on such representations are not accurate

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  35.0%
  Having stocking inventory needed to facilitate orders and back up for growth.

- *Marketing*
  41.5%
  Outreach to the veterinary community via continuing education platforms, e.g. VetMedTeam, to educate and offer up our product lines for use in clinic.

- *Salaries*
  20.0%
  Salary for the CEO

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Marketing to the veterinary community via continuing education platforms, and social media campaigns for the general pet owner. We will laso engage national and local news outlets to produce video, print and radio content to promote CBD and specifically our product lines.

- *Working Capital*
  19.5%
  Development of marketing campaigns, office space and associated overhead of the space, travel expenses and conference fees development and testing of new product lines

- *Inventory*
  40.0%
  Production of additional specialty companion animal product line and equine line.

- *Research & Development*
  3.0%
  Production of sample product for field testing prior to full scale production of product

- *Salaries*
  9.0%
  Salary for the CEO

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at companioncbd.com (companioncbd.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/companioncbd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Companion CBD, Inc.

[See attached]

COMPANION CBD, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Companion CBD, LLC
Scottdale, Arizona

We have reviewed the accompanying financial statements of Companion CBD, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

November 11, 2019
Los Angeles, California

COMPANION CBD, LLC
BALANCE SHEET

As of December 31,		2018
ASSETS		
Current Assets:		
Cash & cash equivalents	$	67,493
Accounts receivable—net		-
Inventories		87,135
Other Assets		-
Total current assets		**154,628**
Total assets	$	**154,628**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Card	$	6,503
Total current liabilities		**6,503**
Non-Current Liabilities:		
Total liabilities		**6,503**
STOCKHOLDERS' EQUITY		
Members Equity	$	238,800
Retained earnings/(Accumulated Deficit)		(90,675)
Total stockholders' equity		**148,125**
Total liabilities and stockholders' equity	$	**154,628**

COMPANION CBD, LLC
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2018
Net revenue	$	18,261
Cost of goods sold		5,074
Gross profit		13,187
Operating expenses		
General and administrative		65,365
Sales and marketing		38,498
Total operating expenses		103,862
Operating income/(loss)		(90,675)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(90,675)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$	**(90,675)**

See accompanying notes to financial statements.

COMPANION CBD, LLC

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2018

(in thousands, $US)	Members Equity		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Units	Amount			
Inception (June 20, 2018)	-	$ -	$ -	$ -	$ -
Net income/(loss)		-	-	(90,675)	(90,675)
Members Contribution		-	238,800	-	238,800
Balance—December 31, 2018	-	$ -	$ 238,800	$ (90,675)	$ 148,125

COMPANION CBD, LLC
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2018
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(90,675)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		-
Inventory		(87,135)
Credit Cards		6,503
Net cash provided/(used) by operating activities		**(171,307)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes		-
Members Contributiom		238,800
Net cash provided/(used) by financing activities		**238,800**
Change in cash		67,493
Cash—beginning of year		-
Cash—end of year	**$**	**67,493**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of convertible notes into equity	$	-

COMPANION CBD, LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Companion CBD, LLC was Formed on June 20, 2018 in the state of Delaware. The financial statements of Companion CBD, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottdale, Arizona.

Companion CBD exists to support the veterinarian-client relationship. We work directly with both doctors and pet owners to provide superior CBD products, business toolsets and supporting materials based on the latest research

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories primarily consist of pets' CBD, hemp products are valued at the first-in, first-out basis. As of December 31, 2018, the company carries total inventory in the amount of $87,135:

As of Year Ended December 31,	2018
Raw Materials	$ -
Work in Process	
Finished Goods	87,135
Total Inventories	**$ 87,135**

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The company had no property and equipment as of December 31, 2018.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception in 2017 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 11, 2019, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3. MEMBERS' EQUITY

LLC Units

The current ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
Joshua Sosnow	50%
Brad Malin	50%

4. DEBT

The company does not currently have any debt.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 11, 2019, the date the financial statements were available to be issued.

The company is in the process of converting to a c Corp for crowdfunding purpose on StartEngine platform.

 No other subsequent events have been noted.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

CompanionCBD



⊘ Website   📍 Scottsdale, AZ   **CONSUMER PRODUCTS**

CompanionCBD is a veterinarian-owned and operated company. We manufacture CBD-based soft chews for the companion animal health market. CBD can help manage anxiety, pain, seizures, neuro-degenerative conditions and more in pets. We Believe, the therapeutic potential of CBD in the marketplace—as it pertains to veterinary care, especially—is untapped. This is due to the current market's fascination with CBD "treats," none of which contain enough compound to provide real therapeutic benefits. Our soft chew, while extremely palatable to the pet due to its cheesy-bread flavor, delivers science-based concentrations of CBD capable of producing tangible, documentable therapeutic results.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	**$3.9M** Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the _StartEngine Owner's 10% Bonus_

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   🤍 Follow

Reasons to Invest

- Dr. Josh Sosnow pioneered the research, development, and education of CBD in the veterinary market.

- Dr. Sosnow created one of the first Registry of Approved Continuing Education (RACE®)-approved series on CBD. Over 5000 veterinarians have taken the course.

- Veterinarian-owned company with a proven track record of sales since Oct. 2018. Our products are veterinarian-approved and endorsed. Products are sold at veterinary hospitals and retailers alike across the US.

 **COMPANIONCBD™**
Hemp Products for Pets and their People.™

THE PROBLEM

Current CBD products fail to cater to pets' specific needs.

Most CBD offerings fail to provide the dosing flexibility necessary to treat any health condition in our pets. Additionally, many products prove both unpalatable to animals and prohibitively expensive. In response, owners have turned to giving their pets unverified and often adulterated "street" products which can contain undisclosed amounts THC (which can prove toxic to pets) and other contaminants, including heavy metals.





a cannabinoid
found in Cannabis
CBD oil

THE SOLUTION

CompanionCBD is veterinarian-approved and loved by pets.

Our tasty, cheese-flavored soft chews make CBD a reward, not a chore. Pets love them. Additionally, the chews include other evidence-based active ingredients for a more complete approach to managing a condition.
Dosing is vital when targeting specific organs or conditions, but dogs come in all shapes, sizes and weights. Our products solve this problem, as we offer a range of concentrations at 5, 10, 20 and 40mg of CBD per chew. Our "Ask a Vet" feature empowers pet owners to conference with a veterinarian to determine their pet's specific dosing needs.



Pet Approved

Made in the USA
All Natural
No Chicken
THC
0% THC
Gluten-Free
No Beef

Our Current Product Line



C3, our next generation product line with additional evidence-based ingredients. Production for Q1 2020



COMPANION
SOFT CHEWS
Developed by vets for your pets
C3

Equis CBD for the equine market in production for Q12020.



Equis CBD

THE MARKET

CBD is taking the pet health community by storm

CBD is one of the fastest-growing topics to take hold in the pet health community. With the proliferation of companies entering this space, pet owners are clamoring for products they can trust.

- CBD pet products could balloon to a $1.16 billion industry in the U.S. by 2022,

the Brightfield Group estimates. Last year, Americans spent $33 billion on pet food and treats alone, according to Nielsen.

- $33 billion of overall spending is made up by OTC products, medications and veterinary care.
- Sales of CBD pet products quadrupled last year to $32 million from $8 million in 2017, according to the Brightfield Group.





FORTUNE
PET INDUSTRY MARKET SIZE
FOOD
VETERINARY CARE
SUPPLIES
OTHER SERVICES

FORTUNE
HOW PEOPLE VIEW THEIR PETS
PETS ARE BELOVED MEMBERS OF THE FAMILY
PETS ARE WELL CARED FOR, BUT STILL CONSIDERED ANIMALS
PETS ARE WORK ANIMALS AND HAVE A SPECIFIC JOB TO DO
I AM NOT RESPONSIBLE FOR TAKING CARE OF PETS IN MY HOME

OUR TRACTION

We are sharing the scientific benefits of CBD on a national platform

Over the last year, we have steadily gained support within the veterinary community. Product sales and the number of participating veterinarians have consistently grown since the start of 2019. We have exhibited at multiple veterinary conferences and lectured to the veterinary community about the science of CBD and on national platforms.

- We believe CompanionCBD is the only veterinarian-owned company to offer a **diverse line of products** with multiple offerings and concentrations.
- We are the first company to have produced nationally recognized, RACE®-approved CBD continuing education for the veterinary community via the Vetmed Team.
- Globally, over **5,000 veterinarians and veterinary technicians** have completed our continuing education courses. New educational courses release in Q1 of 2020.

Featured on "The List" along with 30+ national publications this year alone!





People seem to really like us
dogster
Civilized.
Family
trendsetters
issuu
Cannabis Radio
Today's Veterinary Business
My cat guide
catster

Testimonials





After two weeks of CBD treatments, she was a new dog!

One of the unique treatments that he has used on my



oldest dog is CBD. I didn't think that she was in any pain, I thought she was just getting old and cranky. I'll keep her on CBD for the rest of her life. I'm very happy with Dr. Josh and will always recommend him!

Mary S



I'm so happy to see my sweet old guy being active again!"

"I have a 15-year-old Papillon who has arthritis in his elbows. Didn't want to put him on strong drugs, so I decided to try CompanionCBD. So very glad I did! He just gets half of a chew a day, but his movement is very much improved!

Sandie C

The Results Have Been Amazing!

I would recommend CompanionCBD's products to anyone who wants to see their dogs happy and healthy without sacrificing their health using traditional steroids and other medications.

Frank G



WHAT WE DO

We make healthy, healing and delicious CBD products for pets

We use the latest advancements in cannabis science to create clinically effective products. Our secret is no secret, though. We simply include enough CBD to make a real difference. CBD is used to manage a variety of conditions like osteoarthritis, seizures, anxiety, GI-related issues and neuropathic/chronic pain. Our products are effective, and dogs and cats love them!




THE BUSINESS MODEL

With the ability to target both pet owners and veterinarians, we have multiple revenue streams

For pet owners, with our expanding product line, we create product specifically designed for the individual needs of each pet.

For veterinarians, we look to be their "go-to" CBD partner. We provide everything a hospital needs to accurately utilize CBD and educate clients, including product, tools, digital infrastructure and legal guidance.

A Game-Changing Veterinary Portal for the Pet Owner



We are proud to have recently released our unique **"Ask a Vet" feature on our website.** This allows pet owners to schedule a veterinary consultation to determine which product will meet the specific needs of their pet. This private-server video conference is provided free of charge to enhance the value of the product and ensure correct dosing strategy.

Unique Tools for the Veterinary Practice

Scheduling Tools

Keep your CBD business in sync with the rest of your practice


APPOINTMENT



Private Network Video Conferencing

Simple, safe and secure video chat

HOW WE ARE DIFFERENT

Products to ensure accurate dosage, and an "Ask a Vet" portal

Most of our competitors offer tinctures (oil-based products) which are inadequately dosed and cost-prohibitive to be administered on a regular basis. Unlike these companies, we make the most affordable product on the market—one easy for owners to administer and dosed to accurately reflect the published science of CBD.

To ensure safety and efficacy, we test our products with independent labs three times, twice prior to manufacturing. Then, the final product undergoes rigorous scrutiny to determine both the exact concentration of active CBD and whether any contaminants exist. To our knowledge, we represent the only veterinarian-owned CBD manufacturer that produces products in a cGMP/FDA approved facility and is also certified by the National Animal Supplement Council.



THE VISION

We will use our research to create advanced products

Our growth focuses on the development of customized product lines. We have formulated and will launch additional CBD products combined with other active

formulated and will launch additional CBD products combined with other active ingredients. These directly target a variety of conditions that CBD alone is currently used to manage. These product lines are evidenced-based and bring together active ingredients that currently must be administered separately.



OUR TEAM

We are veterinarians, researchers and animal lovers

Collectively, we bring a strong knowledge of veterinary medicine, clinical experience with phytocannabinoids, knowledge of medical device/pharmaceutical distribution and a strong background in the technological aspects of building a company to CompanionCBD. We have leveraged our experience to provide the foundation (i.e. education) for the pet health community to understand how these compounds work in the body, and thereby understand how our products can play an effective role in managing the targeted condition.




WHY INVEST

We've found the weaknesses in the market and are here to provide something better

Veterinarian-owned company with a proven track record of sales since Oct. 2018. Our products are veterinarian-approved and endorsed. Products are sold at veterinary hospitals and retailers alike across the US.
Our retail division has commitments with CBD retail stores, pet stores, natural food stores, dispensaries and more pending.
Dr. Sosnow has created the first continuing education (CE) platform to educate veterinarians and supporting staff, via Vetmed. Dr. Sosnow speaks on a national level to educate doctors, retailers and pet owners.
Other evidence-based products launching Q1 of 2020 to create additional revenue streams.
All products are: Easy to administer; effectively dosed per condition(s); tested independently three times for safety and efficacy; loved by pets, and affordable to the pet owner.
One of the first, if not the first, veterinarian-owned CBD manufacturer of pet

products.

We've found the weaknesses in the market and are here to provide something better

The pet market is saturated with poorly formulated, unpalatable and weakly-dosed products. The full benefit of CBD can only be realized when it is easy to administer long-term, dosed appropriately for the targeted condition(s) and is affordable to the pet owner. Our products satisfy all these conditions.



Pre-launched CompanionCBD products direct To Veterinarian hospitals globally.

October 2018

November 2018

Featured on " The List" National ABC talk show.

We have been featured in 35 other media opportunities within the last year.

Dr. Sosnow created the first RACE approved continuing education series on CBD. Over 5000 veterinarians/support staff have taken the course.

February 2019

September 2019

Launched our retail platform and e-commerce website.

CompanionCBD product to be sold at a retail national CBD store in 45 states. More retail opportunities in the works.

October 2019

November 2019

The launch of our new equine product line, EquisCBD, a proprietary CBD offering for the equine market.

The launch of our retail pet line PetPal's CBD (ANTICIPATED)

December 2019

Meet Our Team



Brad Malin



Dr. Josh Sosnow

Co- Founder, CEO and Director

A serial entrepreneur with 23 years of global sales, branding, marketing, distribution and consulting in different sectors of business: Medical device, real estate, bio-tech/Pharma, environmental and entertainment distribution.



Co-founder, Chief medical officer, CFO and Director

A practicing veterinarian for over 19 years, and advocate for the clinical use of CBD in clinical practice, nationally-recognized CBD educator in the veterinary community. His Principal Occupation is President at Sosnow Animal Hospitals, P.C. He works with CompanionCBD about 15-20 hours a week.



Michael Barrett

COO, CTO, Treasurer

Over 30 years experience as a software developer founding and running technical startups in the development and IT spaces. Technical and management leader in the veterinary industry for 15 years.

Offering Summary

Company	Companion CBD, Inc.
Corporate Address	14870 N Northsight Blvd, Scottsdale, AZ 85260
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$3,900,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

Perks* and Investment Bonuses

Early Bird

First 48 hours - 10% bonus shares

Next 5 days - 5% bonus shares

Volume

$500+ (Access to Owners group where you get early access to products, new releases and early feedback

$1,000 (100 in store credit)

$2,500+ (5% bonus shares + and $250 in store credit)

$5,000+ (10% bonus shares and $500 in store credit)

$20,000+ (15% bonus shares + $1,000 in store credit)

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

CompanionCBD will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 500 shares of Common Stock at $5 / share, you will receive 50 bonus shares of Common Stock, meaning you'll own 550 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The CBD industry is predicted to grow into a 20 billion dollar industry in the next few years, and within it the pet market stands to be one the biggest parts of this industry. But the pet CBD products commonly available are inappropriately formulated, poor tasting and difficult to administer, so we are changing that paradigm by producing products that solve these problems.

My name Is Dr. Josh Sosnow and I am one of the founders of Companion CBD a company whose mission is to produce evidenced-based CBD treats for the pet owner and veterinarian alike. Our products are made to the highest standards in the industry and are formulated to take advantage of the latest scientific developments in the CBD world.

Most CBD products formulated for the pet industry are products containing hemp oil and variable quantities of CBD. The products tend to be weakly formulated/inaccurately dosed, poor tasting and are therefore difficult to administer on a constant basis. In the pet world products have to be paltable and easy for owners to administer no matter how effective they might be if you can't get them into your pet, they can't be effective.

That's why we created Companion CBD soft Chews. Companion soft chews come in four different strengths to treat pets of all sizes and different medical conditions, and are formulated into a cheese flavored treat that dogs and cats love. Pet owners can know have the confidence that the benefits of CBD can be fully realized from a product that is correctly dosed and easy to administer.

In the last year we have launched our first product line to veterinarians and the pet-owning public nationwide. Since launch, we have continued to see demand for our products rise, and most importantly developed a customer base that consistently re-orders our products. We have engaged with retail outlets to carry and sell our products, and produced educational content for veterinarians that has gained us a national reputation as an honest purveyor of CBD-based product for pets. We have become the go to CBD product for veterinarians in general practice and rehabilitative medicine, and have lectured on the national stage about the science of CBD.

CBD is just the beginning of our journey. The science behind the pytocannabinoids will allow us to develop customized CBD-based product lines for patients with particular conditions using other evidence-based supplements. Our products evolve as the science of CBD and the phytocannabinoids evolve. Our goal is to produce product lines that take the most complete approach to managing a variety of challenging medical conditions with minimal effort from the pet owner and maximal result for the pet and owner alike. Our "companions" should see the benefits of CBD in the same way that people do.

The CBD industry is on the verge of becoming mainstream, we want to capitalize on the growth and expansion of this industry by producing products the client can rely on the pet will love and the veterinarian will look forward to prescribing. The time is now. In the same way we want to bring CBD to the 180 million pet owners in the country, we want YOU, to have a chance at becoming part of our success. Please got to our start engine page to learn more, and thank you for your time and support.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

RECEIVED

AUG 0 2 2018

ARIZONA CORP. COMMISSION
CORPORATIONS DIVISION

[redacted]

18080608280842

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

ARIZONA CORPORATION COMMISSION CORPORATIONS DIVISION

COVER SHEET

USE A SEPARATE COVER SHEET FOR EACH DOCUMENT
**** ORDER COPIES USING A RECORDS REQUEST FORM ****

WHAT ARE YOU FILING?

☐ New Entity ☐ Change to existing entity ☒ Re-submission of rejected filing

ENTITY NAME - give the exact name of the corporation as currently shown in A.C.C. records:
COMPANION CBD, LLC

EXPEDITED PROCESSING?

☐ YES - add $35 to the filing fee	☐ NO - pay only the filing fee
Document filing fees are listed on the bottom of each form or on the fee schedule on our website, http://ecorp.azcc.gov, under the FAQs.	

PAYMENT:

☒ MOD Account #: 1530	Total amount to deduct: Our MOD Account has been charged
Cash - do not mail cash. Cash may be used only for in-person submittals. **Checks or money orders** - must be made payable to "Arizona Corporation Commission," with all words spelled out and no abbreviations. Checks must be completely and properly filled out, including the amount sections. UNACCEPTABLE CHECKS include: no imprinted or preprinted name and address of the account holder; no imprinted or preprinted check number; handwritten or stamped names, addresses, or check numbers; temporary checks (new accounts). **Credit cards** - may be used for in-person submittals, and for online corporation annual reports, online name reservations, or online certificates of good standing. We accept only Visa, MasterCard, and American Express.	

REQUIRED - RETURN DELIVERY OPTION (PLEASE PRINT CLEARLY and select only ONE):

☒ Email	Email address: grantkoehlerl@gtlaw.com	
☐ Pick up	Name:	Phone:
☐ Mail	Name: Please give me a call regarding this filing ASAP	
	Address:	
	City: State: Zip:	
	Phone: Allie [redacted]	

DOCUMENTS WILL BE MAILED IF THEY ARE NOT PICKED UP IN A TIMELY MANNER (APPROXIMATELY ONE WEEK)

FOR ARIZONA CORPORATION COMMISSION USE ONLY
PICK-UP BY: ______________________ DATE: __________

View current processing times at: www.azcc.gov/Divisions/Corporations/document-processing-times.pdf



ARIZONA CORPORATION COMMISSION
Powering Arizona's Future

Corporations Division

Commissioners
Chairman, Tom Forese
Bob Burns
Boyd Dunn
Andy Tobin
Justin Olson

Date: 8/28/2018   Delivered via:

grantkoehlerl@gtlaw.com
AZ
USA

RE: **Entity Name:**   COMPANION CBD, LLC
      ACC File Number: 1881904
      ACC Order Number: 201808280196565
      Document Received Date: 08/02/2018
      Document Type: Application for Registration

We are pleased to notify you that the document referenced above submitted for the entity referenced above has been APPROVED for filing.

The Corporations Division strongly recommends that you periodically monitor your limited liability company's public record, which can be viewed at www.ecorp.azcc.gov. If you have questions or for further information, contact Customer Service at 602-542-3026, or, within Arizona only, 800-345-5819.

Division Director Patricia Barfield
1300 W. Washington Street, Phoenix, AZ 85007 | 602-542-3026 | azcc.gov

STATE OF ARIZONA



Office of the
CORPORATION COMMISSION

CERTIFICATE OF REGISTRATION

I, the undersigned Executive Director of the Arizona Corporation Commission, do hereby certify that:

COMPANION CBD, LLC

ACC file number: 1881904

a foreign limited liability company organized under the laws of DELAWARE, has been granted authority to transact business in Arizona as of 08/02/2018.

This Certificate relates only to the legal authority of the above named entity as of the date this Certificate is issued, and is not an endorsement, recommendation, or approval of the entity's condition, business activities, affairs, or practices.

IN WITNESS WHEREOF, I have hereunto set my hand, affixed the official seal of the Arizona Corporation Commission, and issued this Certificate on this date: 08/28/2018.



Matthew Neubert, Interim Executive Director

Arizona Corporation Commission - RECEIVED: 7/6/2018
Arizona Corporation Commission - REJECTED: 8/28/2018

18080608280842

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

APPLICATION FOR REGISTRATION OF FOREIGN LIMITED LIABILITY COMPANY

Please read Instructions L025I

1. **ENTITY TYPE – check only one** to indicate the type of entity applying for registration:

   [x] LIMITED LIABILITY COMPANY   [ ] PROFESSIONAL LIMITED LIABILITY COMPANY

2. **NAME IN STATE OR COUNTRY OF FORMATION (FOREIGN NAME)** – enter the exact, true name of the foreign LLC:

   Companion CBD, LLC

3. **NAME TO BE USED IN ARIZONA (ENTITY NAME)** – identify the name the foreign LLC will use in Arizona by checking 3.1 *or* 3.2 (check only one), and follow instructions:

   3.1 [x] **Name in state or country of formation**, with no changes or additions – go to number 4 and continue.

   3.2 [ ] **Fictitious name** – check this if the foreign LLC's name in its state or country of formation is not available for use in Arizona or if that name does not contain an LLC identifier, and enter the name in number 3.3 below. **NOTE** – a resolution of the company adopting the fictitious name must be attached to and submitted with this form.

   3.3 **If you checked 3.2**, enter or print the name to be used in Arizona:

   N/A

4. **PROFESSIONAL LIMITED LIABILITY COMPANY SERVICES** – if professional LLC is checked in number 1 above, describe the professional services that the professional LLC will provide (examples: law firm, accounting, medical):

   N/A

5. **FOREIGN DOMICILE** – list the state or country in which the foreign LLC was formed:

   Delaware

6. **DATE OF FORMATION IN FOREIGN DOMICILE:** June 20,2018

7. **PURPOSE OR GENERAL CHARACTER OF BUSINESS** – describe or state the purpose of the foreign LLC or the general character of the business it proposes to transact in Arizona:

   Product Sales

8. STATUTORY AGENT IN ARIZONA:

8.1 REQUIRED – give the name (can be an individual or an entity) and *physical or street address* (not a P.O. Box) in Arizona of the statutory agent:	8.2 OPTIONAL – mailing address in Arizona of statutory agent, if different from street address (can be a P.O. Box):
Corporation Service Company Statutory Agent Name (required)	
Attention (optional)	Attention (optional)
8825 N. 23rd Ave. Address 1	Address 1
Address 2 (optional)	Address 2 (optional)

City Phoenix	AZ State	85021 Zip

| City | State | Zip |

8.3 REQUIRED – the Statutory Agent Acceptance form M002 must be submitted along with this Application For Registration.

9. PRINCIPAL OFFICE ADDRESS - FOREIGN DOMICILE STREET ADDRESS – see Instructions L025I – give the **physical or street address** (not a P. O. Box) of the foreign LLC required to be maintained in its state of organization, or, if not so required, of the foreign LLC's statutory agent in its state or country of organization:

Attention (optional)		
251 Little Falls Drive Address 1		
Address 2 (optional)		
Wilmington City	DE State or Province	19808 Zip
Country	UNITED STATES	

10. OPTIONAL – ARIZONA KNOWN PLACE OF BUSINESS ADDRESS:

10.1 Is the Arizona known place of business street address the same as the **street address** of the statutory agent? ☐ Yes - go to the next page and continue.
☑ No - complete number 10.2 and continue.

10.2 If you answered "no" to number 10.1, give the physical or street address (not a P.O. Box) of the known place of business of the LLC in Arizona:

JOSH N. SOSNOW		
Attention (optional)		
14870 NORTH NORTHSIGHT BLVD, STE. 101 Address 1		
Address 2 (optional)		
SCOTTSDALE City	AZ State or Province	85260 Zip
Country	UNITED STATES	

18080608280842

COMPLETE NUMBER 11 OR NUMBER 12 – NOT BOTH.

11. MANAGER-MANAGED LLC – – check this box [■] if management of the LLC is vested in a manager or managers, and complete and attach the . *The filing will be rejected if it is submitted without the attachment.*

12. MEMBER-MANAGED LLC – – check this box [ ] if management of the LLC is reserved to the members, and complete and attach the form L041. *The filing will be rejected if it is submitted without the attachment.*

13. SIGNATURE: By checking the box marked "I accept" below, I acknowledge *under penalty of law* that this document together with any attachments is submitted in compliance with Arizona law.

[✓] I ACCEPT

Signature	Printed Name	Date
[signature]	JOSH N. SOSNOW	7/5/2018

REQUIRED – check only one and fill in the corresponding blank if signing for an entity:

[■] I am the individual Manager of this manager-managed LLC or I am signing for an entity manager named:	[ ] I am a Member of this member-managed LLC or I am signing for an entity member named:	[ ] I am a duly authorized agent for this LLC.

Filing Fee: $150.00 (regular processing) Expedited processing – add $35.00 to filing fee. All fees are nonrefundable – see Instructions.	Mail: Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Please be advised that A.C.C. forms reflect only the minimum provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are public record and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

L010.007
Rev 7/2017

Arizona Corporation Commission - Corporations Division
Page 3 of 3

18080608280842

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

MANAGER STRUCTURE ATTACHMENT

1. **ENTITY NAME** – give the exact name of the LLC (foreign LLCs – give name in domicile state or country):
   COMPANION CBD, LLC

2. **A.C.C. FILE NUMBER** (if known): N/A
   Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **Check one box only to indicate what document the Attachment goes with:**
   - ☐ Articles of Organization
   - ☒ Application for Registration
   - ☐ Articles of Amendment
   - ☐ Articles of Amendment to Application for Registration

4. **MANAGERS / MEMBERS** – give the name and address of each and every **manager** *and* list all **members who own 20% or more** of the profits or capital of the LLC. Members who own less than 20% may also be listed, but it is not required. Check the appropriate box or boxes below each person listed – *do not check both member boxes.* If more space is needed, use another Manager Structure Attachment form.

Name: JOSH N. SOSNOW	Name: BRAD MALIN
Address 1: 14870 NORTH NORTHSIGHT BLVD	Address 1: 14870 NORTH NORTHSIGHT BLVD
Address 2 (optional): SUITE 101	Address 2 (optional): SUITE 101
City: SCOTTSDALE; State or Province: AZ; Zip: 85260	City: SCOTTSDALE; State or Province: AZ; Zip: 85260
Country: UNITED STATES	Country: UNITED STATES
☑ Manager; ☑ 20% or more member; ☐ Less than 20% member	☑ Manager; ☑ 20% or more member; ☐ Less than 20% member
Name:	Name:
Address 1:	Address 1:
Address 2 (optional):	Address 2 (optional):
City: ; State or Province: ; Zip:	City: ; State or Province: ; Zip:
Country:	Country:
☐ Manager; ☐ 20% or more member; ☐ Less than 20% member	☐ Manager; ☐ 20% or more member; ☐ Less than 20% member
Name:	Name:
Address 1:	Address 1:
Address 2 (optional):	Address 2 (optional):
City: ; State or Province: ; Zip:	City: ; State or Province: ; Zip:
Country:	Country:
☐ Manager; ☐ 20% or more member; ☐ Less than 20% member	☐ Manager; ☐ 20% or more member; ☐ Less than 20% member

18080608280842

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

STATUTORY AGENT ACCEPTANCE

Please read Instructions M002I

1. **ENTITY NAME** – give the exact name in Arizona of the corporation or LLC that has appointed the Statutory Agent (this must match exactly the name as listed on the document appointing the statutory agent, e.g., Articles of Organization or Article of Incorporation):

   COMPANION CBD, LLC

2. **STATUTORY AGENT NAME** – give the exact name of the Statutory Agent appointed by the entity listed in number 1 above (this will be *either* an individual or an entity). *NOTE* - the name must match exactly the statutory agent name as listed in the document that appoints the statutory agent (e.g. Articles of Incorporation or Articles of Organization), including any middle initial or suffix:

   CORPORATION SERVICE COMPANY

3. **STATUTORY AGENT SIGNATURE:**

   By the signature appearing below, the individual or entity named in number 2 above accepts the appointment as statutory agent for the entity named in number 1 above, and acknowledges that the appointment is effective until the appointing entity replaces the statutory agent or the statutory agent resigns, whichever occurs first.

   The person signing below declares and certifies *under penalty of perjury* that the information contained within this document together with any attachments is true and correct, and is submitted in compliance with Arizona law.

Sheri Hinton | Sherie Hinton | 6.29.18
Signature | Printed Name | Date

REQUIRED – check only one:

☐ **Individual as statutory agent:** I am signing on behalf of myself as the individual (natural person) named as statutory agent.	☒ **Entity as statutory agent:** I am signing on behalf of the entity named as statutory agent, and I am authorized to act for that entity.

Filing Fee: none (regular processing) Expedited processing – not applicable. All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Please be advised that A.C.C. forms reflect only the minimum provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are public record and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

18080608280842

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "COMPANION CBD, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWENTY-EIGHTH DAY OF JUNE, A.D. 2018.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "COMPANION CBD, LLC" WAS FORMED ON THE TWENTIETH DAY OF JUNE, A.D. 2018.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE BEEN ASSESSED TO DATE.



Jeffrey W. Bullock, Secretary of State

6941019 8300

SR# 20185431890

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202981788

Date: 06-28-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:01 PM 11/15/2019
FILED 12:01 PM 11/15/2019
SR 20198107819 - FileNumber 6941019

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is June 20, 2018.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Companion CBD, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Companion CBD, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 29th day of October, A.D. 2019.

By: [signature]



Name: Brad Malin
Print or Type

Title: Manager
Print or Type

DE108 - 08/27/2007 C T System Online

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:01 PM 11/15/2019
FILED 12:01 PM 11/15/2019
SR 20198107819 - File Number 6941019

CERTIFICATE OF INCORPORATION
OF
COMPANION CBD, INC.

Article I

The name of the corporation is Companion CBD, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N. Broad St., Suite 206, Middletown, DE 19709 (New Castle). The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Six Million (6,000,000) shares of common stock, par value $0.0001.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on October 29, 2019.

Jeffrey S. Marks
Jeffrey S. Marks, Incorporator